Exhibit (11) - Statement re: Computation of Net Income Per Common Share

COMPUTATION OF NET INCOME PER COMMON SHARE
Comerica Incorporated and Subsidiaries

	Three Months Ended
	March 31,

(in millions, except per share data)	2003	2002

Basic:
Net income applicable to common stock	$176	$214

Average common shares outstanding	175	176

Basic net income per common share	$1.01	$1.22

Diluted:
Net income applicable to common stock	$176	$214

Average common shares outstanding	175	176
Common stock equivalent:
Net effect of the assumed exercise of stock options	1	2

Diluted average common shares	176	178

Diluted net income per common share	$1.00	$1.20